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                                                                      EXHIBIT 21

                              [CELTRIX LETTERHEAD]




NEWS RELEASE
                           CONTACT: Donald D. Huffman
                                    Vice President, Finance and Administration, and Chief Financial Officer
                                    (408) 988-2500


                      CELTRIX REPORTS THIRD QUARTER RESULTS

     SANTA CLARA, CA -- January 22, 1998 -- For the third fiscal quarter ended December 31, 1997, Celtrix Pharmaceuticals, Inc. (Nasdaq: CTRX) reported revenues of $36,000 and a net loss of $3,532,000, or $.17 per share. In comparison, revenues were $29,000 and the net loss was $3,378,000, or $.22 per share, for the same period in 1996. Operating expenses increased to $3,716,000 for the third quarter, from $3,508,000 for the same period last year, due primarily to increased human clinical testing and the manufacture of SomatoKine(R), the company's lead therapeutic compound.

     For the first nine months ended December 31, 1997, revenues were $115,000 and the net loss was $9,313,000, or $.44 per share. This includes a $737,000 gain on investment during the first fiscal quarter from the sale of securities held by the company in Prograft Medical, Inc. For the same period last year, revenues were $108,000, and the net loss was $9,793,000, or $.64 per share. The decrease in net loss per share, compared with the same period in 1996, is due primarily to an increase in shares outstanding resulting from the company's April 1997 financing. At December 31, 1997, Celtrix had $10,377,000 million in cash, cash equivalents and short-term investments.

     "Celtrix was issued a key U.S. patent during the quarter providing broad commercial protection for SomatoKine," said Andreas Sommer, Ph.D., Celtrix's president and chief executive officer. "The patent covers methods for treating osteoporosis and other serious medical conditions that require the stimulation of bone and tissue growth. SomatoKine is currently undergoing Phase II clinical feasibility studies for two relevant indications: hip fracture surgery in the elderly and severe burns. Clinical findings will guide expansion into full Phase II studies."

     "Also during the quarter, business activities were enhanced by key additions to our board of directors and management team," Dr. Sommer said. "Dr. Barry Sherman, who is president and chief executive officer of Anergen, Inc. and a clinical professor of internal medicine at Stanford University, became a Celtrix board member in December. In addition, Donald Huffman joined our company in November as vice president, finance and administration, and chief financial officer. Don has an extensive background in finance and strategic planning important to maintaining Celtrix's forward momentum and supporting the development of SomatoKine."

     Celtrix is a biopharmaceutical company developing novel therapeutics for the treatment of seriously debilitating, degenerative conditions primarily associated with severe trauma, chronic diseases or aging. The company's development focus is on SomatoKine, a novel IGF-BP3 complex, for use in regenerating lost muscle, bone and other tissues essential for the

                                     -more-


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"CELTRIX REPORTS THIRD QUARTER RESULTS"
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patient's health and quality of life. Ongoing product development programs target acute traumatic injury, such as hip fracture surgery in the elderly and severe burns. Other potential indications include severe osteoporosis and protein wasting diseases associated with cancer, AIDS and other life-threatening conditions. Through strategic alliances with Celtrix, The Green Cross Corporation (now merged with Yoshitomi Pharmaceutical Industries Ltd.) is developing SomatoKine for the treatment of osteoporosis in Japan, and Genzyme Corporation is developing TGF-beta-2 as part of a comprehensive approach to tissue repair and the treatment of systemic disease.

     This news release contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Actual results may differ materially from the statements made, as a result of various factors, including risks associated with the ability to establish new corporate partnerships and to enroll a sufficient number of patients in clinical feasibility studies, as well as risks associated with future company research, clinical study results, the regulatory approval process, competitive products and other factors which are listed from time to time in Celtrix's Securities and Exchange Commission (SEC) filings. These forward-looking statements represent Celtrix's judgment as of the date of this news release.

                            -FINANCIAL CHARTS FOLLOW-